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                              April 18, 2022

       Ana Cecilia Hern  ndez
       Interim Chief Financial Officer
       AgileThought, Inc.
       222 W. Las Colinas Blvd. Suite 1650E
       Irving, TX 75039

                                                        Re: AgileThought, Inc.
                                                            Post-Effective
Amendment to Form S-1
                                                            Filed April 8, 2022
                                                            File No. 333-259514

       Dear Ms. Hern  ndez:

              We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Post-Effective Amendment to Form S-1 Filed April 8, 2022

       General

   1. We note that this post-effective amendment was filed to add Exhibit No. 23.1, Consent of
                                                        KPMG LLP. It does not
appear that an exhibits-only post-effective amendment is
                                                        permissible as
Securities Act Rule 472(b) requires that "[e]very amendment which relates to a prospectus shall
include copies of the prospectus as amended." Please revise to include a complete
prospectus that includes all of the disclosure required by Part I of Form
                                                        S-1, updated to include
current financial statements and to reflect the disclosure as of the date of the
post-effective amendment, including the information required by Item 402 of
                                                        Regulation S-K, which
requires information as of the last completed fiscal year. We note that your Prospectus
Supplement No. 13, filed on April 7, 2022, included audited financial statements for the year
ended December 31, 2021, however, as the incorporation of your
 Ana Cecilia Hern  ndez
AgileThought, Inc.
April 18, 2022
Page 2
      Form 10-K into the Form S-1 acts as a Section 10(a)(3) update, this information is required to be included in a post-effective amendment pursuant to Item 512(a)(1) of
      Regulation S-K. Please refer to Securities Act Forms Compliance and Disclosure
      Interpretations 113.02 and 113.08.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                          Sincerely,
FirstName LastNameAna Cecilia Hern  ndez
                                                          Division of
Corporation Finance
Comapany NameAgileThought, Inc.
                                                          Office of Trade &
Services
April 18, 2022 Page 2
cc:       Jennifer J. Carlson
FirstName LastName